Exhibit 99.2

INSURAGUEST TECHNOLOGIES, INC.

FORM 51-012F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2023

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of InsuraGuest Technologies, Inc. (the “Company”) for the year ended June 30, 2023 and related notes thereto, which are prepared in accordance with International Financial Reporting Standards. All amounts are stated in United States dollars unless otherwise noted.

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada and can be obtained from www.sedar.com.

Forward-Looking Information

This management discussion and analysis contains “forward-looking information” which may include, but are not limited to, statements with respect to the future financial or operating performance of the Company. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Forward-looking information involves known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, general business, economic, competitive, political, and social uncertainties.

The Company intends to discuss in its yearly and annual reports any events and circumstances that occurred during the period to which such document relates that are reasonably likely to cause actual events or circumstances to differ materially from those disclosed in this management discussion and analysis. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Date

This management discussion and analysis is dated October 30, 2023 and is in respect of the year ended June 30, 2023.

Company Overview

InsuraGuest Technologies Inc. is a publicly traded Canadian insurtech (insurance + technology) software company (“ISGI”) with offices in Vancouver, British Columbia and Salt Lake City, Utah. Our proprietary software platform delivers digital insurance packages directly to our members on a business-to-business basis. Additionally, our platform is designed to expand its offerings to the business-to-consumer markets. The Company also provides insurance agents and brokers the ability to sign up instantly online through its automatized agency/broker software platform. These brokers and agents then become channels to sell the Company’s products to their own customers, speeding up the process of distributing products through the insurtech platform.

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The Company is engaged in generating revenue from hospitality and participant event insurance products delivered through its insurtech software platform along with developing future insurance solutions. The products in combination with our platform delivers specialized Hospitality Liability and Sports & Events Activity coverages to our member properties. With InsuraGuest custom coverages, properties benefit from an additional layer of protection should a guest experience an accident or theft while staying at an InsuraGuest-covered hotel or vacation rental property or participating in a covered event.

On February 26, 2020, the Company completed the acquisition of all of the issued and outstanding securities in the capital of InsuraGuest Inc. (“ISG Inc.”), a private company incorporated in the state of Utah, in exchange for the issuance of an aggregate of 21,080,992 common shares (post-consolidated) in the capital of the Company to the shareholders of ISG Inc. pursuant to the terms of an Arrangement Agreement (the “Agreement”) dated January 14, 2019 between the Company, ISG Acquisition Corp. (a wholly-owned, inactive subsidiary of the Company) and ISG Inc. (collectively, the “Transaction”), which received shareholder approval.

The Company has earned nominal revenues to date, and the Company’s continuing operations will be entirely dependent upon proving the technology through successful integration with existing and future customers.

Overall Performance

During the year ended June 30, 2023 the Company recorded a loss and comprehensive loss of $735,835 (2022 - $1,451,728).

During the year ended June 30, 2023 the Company continued to build on the proprietary software products and continued adding vacation rental revenue, a full year of the Company’s ISG Active division with event participant insurance for skiers, snowboarders, and other outdoor winter resort activities when tickets for those activities are purchased online in advance, and the June 2022 launch of its monthly subscription vacation rental coverage.

During the year ended June 30, 2022, the Company continued to build on the 2019 launch of its proprietary software products and continued adding vacation rental revenue and the December 2021 launch of the Company’s ISG Active division with event participant insurance for skiers, snowboarders, and other outdoor winter resort activities when tickets for those activities are purchased online in advance.

Additionally, the Company:

●	issued 5,799,731 common shares pursuant to the exercise of warrants for gross proceeds of $1,216,334 (CAD $1,522,244). Of this amount, $495,065 (CAD $613,633) had been received as at June 30, 2021, representing the exercise of 3,068,163 warrants.

●	issued 700,000 common shares pursuant to the exercise of stock options for gross proceeds of $111,134 (CAD $140,000).

Selected Financial Information

The Company is providing the following selected information with respect to the years ended June 30, 2023, 2022 and 2021 and as at June 30, 2023, June 30, 2022, and June 30, 2021.

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Consolidated Statements of Loss and Comprehensive Loss

	Year ended 30 June 2023 ($)	Year ended 30 June 2022 ($)	Year ended 30 June 2021 ($)
Total revenue	674,784	345,205	97,859
Cost of sales	(286,187)	(96,248)	(22,293)
Gross profit	388,597	248,957	75,566
Operating expenses	(1,139,308)	(1,658,862)	(1,593,175)
Loss from operations	(750,711)	(1,409,905)	(1,517,609)
Gain on forgiveness of accounts payable	7,665	-	-
Recovery of sales tax	17,085	-	-
Interest expense	-	-	(38)
Gain on sale of mineral property	-	-	11,382
Translation adjustment	(9,874)	(41,823)	68,230
Comprehensive loss	(735,835)	(1,451,728)	(1,438,035)
Basic and diluted loss per share	(0.01)	(0.02)	(0.04)

Statement of Financial Position

	As at June 30, 2023 ($)	As at June 30, 2022 ($)	As at June 30, 2021 ($)
Assets
Current assets	168,036	663,809	1,018,606
Reclamation bond	-	-	36,378
Intangible asset – software	31,194	56,256	81,318
Total Assets	199,230	720,065	1,136,302

Liabilities
Accounts payable and accrued liabilities	199,990	195,245	148,654
Due to related parties	241,193	57,956	56,748
Deferred revenues	25,432	13,074	-
Total Liabilities	466,615	266,275	205,402

Shareholders’ Equity (Deficiency)	(267,385)	453,790	930,900
Total Liabilities and Shareholders’ Equity (Deficiency)	199,230	720,065	1,136,302

Discussion of Operations

Year Ended June 30, 2023

During the year ended June 30, 2023, the Company generated revenues of $674,784 leading to $388,597 of gross margin versus $345,205 of revenue and $248,957 gross margin for the same period in fiscal 2022. During the year ended June 30, 2023, the Company recorded a comprehensive loss of $735,835 as compared to a comprehensive loss of $1,451,728 for the year June 30, 2022. The decrease in comprehensive loss was primarily due to a $139,640 increase in gross margin from the revenue increase and a $519,554 decrease in operating expenses.

The decreases in operating expenses were primarily due to decreases in advertising and marketing ($194,185), consulting fees ($42,178), office supplies, software and other ($25,958), professional fees ($135,394), share-based payments ($127,555), transfer agent and filing fees ($14,481) and travel and related ($23,268) which were offset by a $47,643 increase general and administrative expenses.

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Summary of Quarterly Results

The following sets out a summary of the Company’s yearly results for the eight most recently completed quarters. All periods listed below were prepared in accordance with International Financial Reporting Standards and are expressed in United States dollars.

	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar	31 Dec	30 Sep
	2023	2023	2022	2022	2022	2021	2021	2021
Total Revenue	135,744	285,666	171,969	81,405	46,531	187,759	70,189	40,726
Cost of Services	(82,659)	(111,336)	(65,399)	(26,793)	(18,705)	(51,711)	(17,291)	(8,541)
Operating Expenses	(314,359)	(274,525)	(290,431)	(259,993)	(365,567)	(313,163)	(373,989)	(606,143)
Non-recurring Items	-	-	-	24,750	-	-	-	-
Translation Adjustment	(1,789)	(151)	2,426	(10,360)	(37,418)	18,989	1,598	(24,992)
Comprehensive Loss	(263,063)	(100,346)	(181,435)	(190,991)	(375,159)	(158,126)	(319,493)	(598,950)
Basic and Diluted Loss Per Share	(0.01)	(0.00)	(0.00)	(0.00)	(0.005)	(0.005)	(0.005)	(0.005)

Fourth Quarter Items

During the quarter ended June 30, 2023, the Company recorded a comprehensive loss of $263,063, as compared to a comprehensive loss of $375,159 during the fourth quarter of 2022.

The Company’s gross margin increased by $25,259 when comparing June 30, 2023 versus 2022 related to the revenue increase. Expenses also decreased in this same time period by $51,208. The primary expenses generating the decrease between periods were:

●	Professional fees were $57,983 lower due to higher 2022 legal fees, accounting, and audit fees in connection with our operations and the preparation of the Company’s audited and interim financial statements.

●	Cash conservation measures let to:

○	General and administrative expenses being $15,196 lower; and
○	Office supplies, software, and other costs being $16,754 lower.

●	Share-based payments were $31,805 lower due to higher 2022 stock option awards.

●	Translation adjustment loss was $35,629 higher due to translation of the Canadian operations into the reporting currency of the Company’s operations and exchange rate fluctuations.

The overall decrease in expenses was partially offset by an increase in advertising and marketing costs of $76,469 associated with the subscription service offering.

Liquidity and Capital Resources

As at June 30, 2023, the Company had cash of $88,662 and a working capital deficit of $298,579 (including $241,193 of related party liabilities) compared with cash of $567,766 and working capital of $397,534 (including $57,956 of related party liabilities) as at June 30, 2022. The decrease in cash and working capital is primarily related to the comprehensive loss during the fiscal year ended June 30, 2023.

The Company had net cash used in operating activities of $466,334 for the year ended June 30, 2023 compared with net cash used in operating activities of $1,093,654 for the same period in 2022 primarily related to the gross margin increase with operating the hospitality and participant events business and a reduction in operating expenses. The Company had net cash generated for financing activities of $nil during the year ended June 30, 2023 versus $832,403 for the same period in 2022 relating to proceeds from warrant and option exercises. The Company’s net cash from investing activities was $nil for the year ended June 30, 2023 and 2022.

The ability of the Company to continue as a going concern is dependent upon many factors including, without limitation, the results of generating significant revenues from the software platform, any negative impact on revenue from the Covid Pandemic and/or the Company obtaining adequate capital to fund operating losses. The Company has limited capital resources and will rely upon additional revenues and/or the sale of equity securities for cash to execute its sales and marketing efforts and fund the administration of the Company. Since the Company does not expect to generate enough revenues from operations in the near future, it will continue to rely upon the sales of its equity and debt securities to raise capital, which would result in further dilution to the shareholders.

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There is no assurance that financing, whether debt or equity, will be available to the Company in the amount required by the Company at any particular time or for any period and that such financing can be obtained on terms satisfactory to the Company.

Off Balance Sheet Arrangements

The Company has not engaged in off-balance sheet arrangements.

Transactions Between Related Parties

During the year ended June 30, 2023, the Company had the following related party transactions:

●	$45,000 in consulting fees were paid or accrued to a company in which a Director the Company has significant influence;

●	$60,000 in consulting fees were paid or accrued to an Officer the Company;

●	$31,357 in professional fees were paid or accrued to companies controlled by a Director of the Company;

●	$50,000 in licensing fees (cost of sales) was paid or accrued to an Officer and Director of the Company;

●	$52,500 in professional fees was paid or accrued to an Officer of the Company;

●	$60,000 in professional fees was paid or accrued to a former Officer of the Company;

●	$118,000 in professional fees was paid or accrued to an Officer of the Company;

●	$44,800 in management fees was paid or accrued to a Director of the Company;

●	$17,920 in rent (general and administrative) was paid or accrued to a company controlled by two Directors of the Company;

●	$26,880 in management fees were paid or accrued to a Director of the Company; and

●	$14,660 in share-based payments expense was recognized for stock options granted to key management.

During the year ended June 30, 2022, the Company had the following related party transactions:

●	$90,000 in consulting fees were paid or accrued to a company in which a Director the Company has significant influence;

●	$60,000 in consulting fees were paid or accrued to an Officer the Company;

●	$44,311 in professional fees were paid or accrued to companies controlled by a Director of the Company;

●	$50,000 in licensing fees (cost of sales) was paid or accrued to an Officer and Director of the Company;

●	$89,000 in professional fees was paid or accrued to an Officer of the Company;

●	$55,000 in professional fees was paid or accrued to an Officer of the Company;

●	$110,333 in professional fees was paid or accrued to an Officer of the Company;

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●	$25,000 in professional fees was paid or accrued to a company controlled by an Officer of the Company;

●	$46,226 in management fees was paid or accrued to a Director of the Company;

●	$19,202 in rent (general and administrative) was paid or accrued to a company controlled by two Directors of the Company;

●	$29,632 in management fees were paid or accrued to a Director of the Company; and

●	$142,215 in share-based payments expense was recognized for stock options granted to key management.

Further to the above, gross revenues recognized during the year ended June 30, 2023 of $494,221 (2022 - $172,017) were earned from hotel groups in which an Officer of the Company holds an executive role, and gross revenues of $349,810 (2022 - $260,880) was earned from event-based insurance sold to three resorts in which an Officer of the Company holds an executive role. As at June 30, 2023, $22,246 is included in receivables as owing from these hotel groups (June 30, 2022 - $15,043). Further, as at June 30, 2023, $1,962 is owing to these hotel groups and included in accounts payable and accrued liabilities (June 30, 2022 - $nil).

As at June 30, 2023, a total of $241,193 is owing to Directors/Officers and companies in which certain Directors/Officers of the Company have control or significant influence (June 30, 2022 - $57,956) in respect of consulting fees, administrative fees, management fees and professional services provided.

Further, as at June 30, 2023, an amount of $20,544 is owning to an Officer in connection with an overpayment of proceeds from the exercise of share purchase warrants (June 30, 2022 - $20,544). This amount is included in accounts payable and accrued liabilities.

Proposed Transactions

None.

Events after the reporting period

On August 1, 2023, 250,000 stock options exercisable at CAD $0.35 expired unexercised.

On September 7, 2023, the Company received loans of CAD $50,000 from two arm’s-length parties. The loans bear interest at a rate of 15% per annum, are unsecured, and are repayable on demand.

On October 18, 2023, the Company completed a non-brokered private placement whereby 5,744,250 shares were issued at CAD $0.02 per share for gross proceeds of CAD $114,885.

Newly adopted accounting standards

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2023:

-	Classification of liabilities as current or non-current (amendment to IAS 1);
-	Property, plant, and equipment – proceeds before intended use (amendment to IAS 16); and
-	Annual improvement to IFRS standards – 2018 to 2020.

The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within the Company’s significant accounting policies.

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Share Capital Information

The authorized share capital of the Company consists of the following:

●	an unlimited number of common shares without par value; and
●	an unlimited number of preferred shares without par value.

From incorporation to June 30, 2023, the Company has not issued any preferred shares. All issued and outstanding common shares are fully paid. As at June 30, 2023, no common shares are held in escrow (June 30, 2022 - 11,639,998).

As of October 30, 2023, the Company had 65,048,925 common shares issued and outstanding.

As of October 30,2023, the Company had warrants outstanding and exercisable as follows:

Warrants outstanding #	Warrants exercisable #	Exercise price (CDN $)	Expiry date
6,745,919	-	0.20	February 26, 2025
7,799,969	-	0.20	August 26, 2027
13,489,837	-	0.20	February 26, 2030
28,035,725	-	0.20

As of October 30,2023, the Company had options outstanding and exercisable as follows:

Options outstanding #	Options exercisable #	Exercise price (CDN $)	Expiry date
1,974,500	1,974,500	0.20	January 7, 2024
250,000	250,000	0.35	August 1, 2024
457,809	-	0.35	February 26, 2026
246,684	-	0.35	August 26, 2027
282,658	-	0.35	August 26, 2028
915,475	-	0.35	February 26, 2031
73,340	73,340	0.35	February 26, 2031
84,034	84,034	0.35	August 1, 2031
240,000	240,000	0.35	September 1, 2031
4,524,500	2,621,874	0.29

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated or caused to be evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures as defined by National Instrument 52-109. Based on the result of that evaluation, the Company’s management, Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of the Company’s disclosure controls and procedures were effective as of October 30, 2023 to provide reasonable assurance that the information required to be disclosed by the Company in reports its files is recorded, processed, summarized, and reported, with the appropriate time periods and forms.

Management’s Responsibility for Financial Statements

Information provided in the report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and facilitate the preparation of relevant and timely information.

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Critical Accounting Estimates

Please see Note 3 in the audited consolidated financial statements for critical accounting estimates disclosure.

Financial Instruments

Please see Notes 2 and 13 in the audited consolidated financial statements for financial instruments disclosure.

Risk Factors

The following discussion summarizes the principal risk factors that apply to the Company’s business and that may have a material adverse effect on the Company’s business, financial condition and results of operations, or the trading price of the common shares. An investment in the securities of the Company is highly speculative and involves numerous and significant risks. The primary risk factors affecting the Company are set forth below and the risks discussed below should not be considered as all inclusive.

Going Concern

The financial statements have been prepared assuming the Company will continue on a going-concern basis. At June 30, 2023, the Company had not yet achieved profitable operations, has an accumulated deficit of $8,299,699 and expects to incur further losses in the development of its business. These conditions indicate the existence of a material uncertainty, which casts significant doubt about the Company’s ability to continue as a going concern. The continuing operations of the Company are dependent upon economic and market factors, which involve uncertainties including the Company’s ability to generate significant revenues and/or raise adequate equity financing for continuing operations. Realization values may be substantially different from carrying values as shown and accordingly these consolidated financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption was not used, then the adjustments required to report the Company’s assets and liabilities on a liquidation basis could be material to the consolidated financial statements.

Limited Operating History

The Company has yet to produce positive cash flow. The Company’s ultimate success will depend on its ability to generate cash flow from revenue sales in the future. The Company has not earned profits to date and there is no assurance that it will do so in the future. Significant capital investment likely will be required to achieve cash flow generation in the Company’s business. There is no assurance that the Company will be able to raise the required funds to continue these activities.

Additional Requirements for Capital

Substantial additional financing may be required if the Company is to be successful in pursuing its ultimate strategy. No assurances can be given that the Company will be able to raise the additional capital that it may require for its anticipated future operations. Revenues, taxes, capital expenditures and operating expenses are all factors which could have an impact on the amount of additional capital that may be required. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or reduce or terminate its operations.

Increasingly Competitive Industry.

The insurance technology industry is highly competitive. New competitors are emerging and directly competing with our products and services. The nature of our industry requires attentive and timely changes to our operations as the needs of customers change. Our competitors may have greater commercial, financial, and marketing resources and more efficient technology platforms, which could allow them to improve their properties and expand and improve their marketing efforts in ways that could affect our ability to compete effectively and adversely affect our revenues and profitability as well as limit or slow our future growth.

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Highly Regulated Industry

The insurance industry is highly and diversely regulated. The vacation rental industry which we service also faces increasing governmental regulation in numerous different jurisdictions. Each jurisdiction in which we operate has its own insurance regulatory agency and its own set of laws regulating insurance, or insurance related, practices and we are subject to scrutiny by multiple regulatory entities. We expect to continue to be subject to various government inquiries, investigations, audits, and proceedings related to legal and regulatory requirements such as compliance with laws related to short-term rentals, long-term rentals, and home sharing, tax, escheatment, consumer protection, pricing and currency display, advertising, discrimination, data sharing, payment processing, data privacy, data security, cancellation policies, and competition. We expect that such inquiries, investigations, and proceedings can be complex, time consuming, costly to investigate, and require significant company and also management attention. It is possible in certain instances it will be necessary to implement recommended changes to our products, operations, and compliance practices. We are unable to predict the outcomes and implications of such inquiries, investigations, and proceedings on our business, and such inquiries, investigations, and proceedings could result in damages, large fines and penalties, and require changes to our products and operations, and materially adversely affect our brand, reputation, business, results of operations, and financial condition. In some instances, applicable laws and regulations do not yet exist or are being adopted and implemented to address certain aspects of our business, and such adoption or change in their interpretation could further alter or impact our business and subject us to future government inquiries, investigations, and proceedings.

Adverse results in any regulatory inquiry, litigation, legal proceedings, audit, or claims may include awards of potentially significant monetary damages, including statutory damages for certain causes of action in certain jurisdictions, penalties, fines, compensation orders, injunctive relief, or orders preventing us from offering certain services. Moreover, many regulatory inquiries, litigation, legal proceedings, or claims are resolved by settlements that can include both monetary and nonmonetary components. Adverse results or settlements may result in changes in our business practices in significant ways, increased operating and compliance costs, and a loss of revenue. In addition, any litigation or pre-litigation claims against us, whether or not meritorious, are time consuming, require substantial expense, and result in the diversion of significant operational resources.

As we continue to grow, regulatory inquiries, litigation, legal proceedings, and other claims will continue to consume significant company resources and adverse results in future matters could materially adversely affect our business, results of operations, and financial condition.

Tax Laws and Regulations in Multiple Jurisdictions

We are subject to income and other taxes, such as insurance premium taxes, in the United States and each of the state jurisdictions in which we operate. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. Our tax obligations could be affected by changes in the mix revenues from operations in differing jurisdictions. We are also subject to the examination of tax returns and other tax matters by the Internal Revenue Service (“IRS”) and other tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of these examinations. If our tax liabilities were to increase or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued, our financial condition, operating results and cash flows could be adversely affected.

Cyber Threats and the Risk of Data Breaches

Our services and products are dependent on information technology networks and systems, including the internet, to access, process, transmit and store proprietary and customer information, including what may be considered personally identifiable information of hotel guests. Cyber threats and the risk of data breaches or disruptions of our client’s or our own information technology systems could materially adversely affect our business.

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As our technologies systems expand and the use of the same increases with additional business, these information networks and systems can be vulnerable to threats such as system, network, or internet failures; computer hacking or business disruption, including through network- and email-based attacks; cyber-terrorism; viruses, worms, or other malicious software programs; and employee error, negligence or fraud.

The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, nation-state affiliated actors and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Any compromise of our network, or our customer/client’s or information technologies partner’s networks, could result in a disruption to our tracking and billing systems or other operations, in increased costs (e.g., related to response, investigation, and notification) or in potential litigation and liability. In addition, public disclosure or loss of customer or proprietary information could result in damage to our reputation, a loss of confidence among customers or the guests of our customers, reputational harm, and potential litigation, any of which may have a material adverse effect on our business, financial condition, and results of operations.

We may be required to expend significant attention and financial resources to protect these technologies and systems against physical or cybersecurity incidents and even then, our security measures may subsequently be deemed to have been inadequate by regulators or courts given the lack of prescriptive measures in data security and cybersecurity laws. There can be no assurance that the security measures we have taken to protect the contents of these systems will prevent failures, inadequacies, or interruptions in system services or that system security will not be breached through system or user error, physical or electronic break-ins, computer viruses, or attacks by hackers.

Any such breach could have a material adverse effect on our business, our financial reporting and compliance, and could subject us to or result in liability claims, monetary losses or regulatory penalties which could be significant.

Marketing Risks

We believe that maintaining and strengthening our brand is an important aspect of our efforts to attract and retain customers. In particular, we rely on marketing to drive traffic to the platform we maintain on our website, insuraguest.com. We have invested considerable resources into establishing and maintaining our brand. Our brand marketing efforts include a variety of online and offline marketing distribution channels. Our brand marketing efforts are expensive and may not be cost-effective or successful. If our competitors spend increasingly more on brand marketing efforts, we may not be able to maintain and grow traffic to our platform. In addition, any negative publicity, or public complaints, including those that impede our ability to maintain positive brand awareness through our marketing and consumer communications efforts, could harm our reputation and lead to fewer customer using our platform, and attempts to replace this traffic through other channels will require us to increase our sales and marketing expenditures.

We have used performance marketing products offered by search engines and social media platforms to distribute paid advertisements that drive traffic to our platform. The remainder of our traffic comes through direct or unpaid channels, which include brand marketing and search engine optimization (“SEO”). A critical factor in attracting customers to our platform is how prominently listings are displayed in response to search queries for key search terms. The success of home sharing and our brand has led to increased costs for relevant keywords as our competitors competitively bid on our keywords, including our brand name. Our strategy is to increase brand marketing and use the strength of our brand to attract more guests via direct or unpaid channels. However, we may not be successful at our efforts to drive traffic growth cost-effectively. If we are not able to effectively increase our traffic growth without increases in spend on performance marketing, we may need to increase our performance marketing spend in the future, including in response to increased spend on performance marketing from our competitors, and our business, results of operations, and financial condition could be materially adversely affected.

Customer Utilization

The number of claims made by our customers under the programs varies and as our customer base increase it is possible, we will experience customer use of the claims process offered through our products and services which exceeds the revenue generated by such customers. For example, if customer claims made in connection with insurance coverage exceed the amount collected to pay premiums, it would be likely that our insurance vendors would discontinue the policies they issue in connection with our products and services. The company’s success will be material and negatively impacted if we are unable to manage and limit customer utilization of the claims procedure associated with our services and product.

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Changing Customer Needs

Our products are relatively new and novel and are designed for segments of the hospitality industry with ever-changing needs. Such changing needs may require quick and effective changes to the products and services we offer our customers. For example, the growing vacation rental industry faces regulatory changes on a regular basis. The requirement imposed by such changes may impact on our customer’s needs for these types of coverages we offer. It may be necessary for us to quickly modify our services and products to meet such changes imposed on our customers. Our ability to make such changes may be limited by our available capital or reserves and it is possible we will not be able to make necessary changes to our services and programs in order to meet customer demand, which in turn could materially and adverse our revenues and ability to operate.

Impact of Climate Conditions on Participant Insurance Segment

Our participant insurance products service recreational activities industries, such as ski resorts. Variable and unpredictable weather patterns may materially, and adversely, impact such industries. For example, decreased reliability of ski slopes dependent on natural snow, increased snowmaking requirements, shortened and more variable ski seasons, along with a contraction in the number of operating ski areas and altered competitiveness among and within regional ski markets all impact on the number of participants engaging in such recreational activities. Adverse impacts on such participation could lead to a decrease in our revenues generated by the sale of products related to those participants.

The same factors could lead to decreased usage of our hospitality products utilized by the same ski resorts or vacation rentals which are related to such participant activities, such as skiing.

Impact from Pandemics

In March 2021, the World Health Organization declared coronavirus COVID-19 a global Pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, and lead to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effect on the Company’s ability to raise capital or conduct operating activities.

As a company currently providing solutions to the hospitality industry, we are materially affected by the significant downturn in that sector due to the significant decrease in number of room stays at hotels and vacation rentals, which has a direct correlation on how much daily revenue the Company generates. Our overall revenues may be reduced for some period before we realize any improvement (if it occurs at all). As such, our ability to achieve profitability is expected to be adversely affected due to long-lasting negative impacts on the industries we serve due to COVID-19 Pandemic. While we have scaled back fixed and other costs, our efforts may not be successful in a time frame sufficient to match decreases in revenue relating to changes in market and economic conditions.

We believe the COVID-19 Pandemic’s adverse impact will also is driven by other factors that are beyond our control, including, for example: the timing, scope, and effectiveness of additional governmental responses to the Pandemic; medical advancements providing vaccinations for the novel coronavirus and its variants, and treatments for the medical conditions caused by the virus, the timing and speed of economic recovery; and the impact on our clients’ willingness to transact business in a sustained uncertain environment.

While, during the COVID-19 Pandemic, our financial staff members have successfully conducted meetings using technology, our ability to generate and conduct business likely has been adversely impacted. These technology-based meetings may become normalized and the impact will diminish over time, but the Company believes it is more optimal to conduct our business without the constrains of the current travel restrictions and social distancing requirements and accordingly we have focused our efforts on online marketing (See the Marketing Risks below). However, there can be no assurance that our efforts will successfully offset the impacts on the hospitality industry created by past, recurring, or future pandemics.

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Uncertainties related to the effects of the COVID-19 Pandemic and future pandemics on the hospitality industry represent a continued substantial risk to the Company’s business. Real or potential resurgences of increased infection rates throughout the United States may result in the imposition of governmental restrictions which could result in a “shut down” of segments of the economy, including the hospitality segments the Company services and lengthen the period of time such restrictions adversely affect the hospitality industry. Even if such governmental restrictions are not imposed, negative public perception and reluctance to travel and use the facilities offered in the hospitality industry could materially and adversely affect the industries demand for the Company’s products and services.

The significance, extent and duration of the impacts caused by pandemics outbreak on our business, financial condition, operating results and cash flows, remains largely uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the continued severity, duration (including the extent of any resurgences in the future), transmission rate and geographic spread of COVID-19 in the United States, the extent and effectiveness of the containment measures taken, the timing of and manner in which containment efforts are reduced or lifted, the timing, efficacy, and availability and deployment of vaccinations and other treatments to combat COVID-19 or the sources of future pandemics, and the response of the overall economy, the financial markets and the population, particularly in areas in which we operate, once the current or any future containment measures are reduced or lifted.

Adverse Impact by the Effects of High or Prolonged Inflation and Rising Interest Rates

Inflation increases our costs and the cost of goods our vacation rental and resort clients experience and increases the pressures on disposable income the end-users of vacation rental property and ski resort facilities. If we, our clients, or their end-users are not able to offset inflationary costs, our results of operations will be negatively impacted and possibly in a material manner. As a result, the impact of high and prolonged inflation could have a material adverse effect on our business, financial condition, or results of operations. In addition, the existence of inflation in certain economies has resulted in, and may continue to result in, rising interest rates. Our business could be adversely impacted by increases in the cost of borrowing from rising interest rates. Rising interest rates increase the borrowing costs on new debt, including debt we may refinance, and could affect the fair value of our investments.

Seasonal Nature of our Clients’ Businesses

Our participate coverage business currently is completed located in the ski resort market and is dependent on that ski resort industry. That industry is highly seasonal in nature. Peak operating season for our North American is from mid-December to mid-April, and accordingly, revenue and profits from our ski resort-based business are substantially lower from late spring to late fall. In addition, the timing of major holidays and school breaks can impact vacation patterns and therefore visitation at the resorts and vacation rental facilities of our clients. If we were to experience an adverse event or realize a significant deterioration in our operating results during the peak periods of usage of our clients’ facilities, we would be unable to fully recover any significant declines in such fiscal year due to the seasonality of those businesses. Operating results for any quarter are not necessarily indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year.

Support Services and Vendors

The products we offer to our customers involve products, such as insurance policy coverages, offered by third parties and vendors, such as insurance companies. Our ability to maintain our operations would be materially and adversely impacted by the loss of such products from those third-party service providers and vendors. Though we continually seek to mitigate the risks associated with the loss of a key provider or vendor, there is no assurance that would be able to obtain replace products, such as insurance policies which are of products and services offered to customers, in the event we are unable to maintain current relationship with our service providers and vendors.

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Reliance on Information Technology to Operate our Businesses and Maintain our Competitiveness

We depend on the use of sophisticated information technology and systems for marketing our products and services and operating our customer relationship management and communication systems. We must continuously improve and upgrade our systems and infrastructure to offer enhanced products, services, features and functionality, while maintaining the reliability and integrity of our systems, network security and infrastructure. We may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner, which may keep us from achieving the desired results in a timely manner, to the extent anticipated, or at all. Also, we may be unable to devote adequate financial resources to new technologies and systems in the future. If any of these events occur, our business and financial performance could suffer.

Contractual Obligations

Given our limited revenue, our contractual obligations could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts and could divert our cash flow from operations for debt payments.

Our outstanding debt and other contractual obligations could have important consequences, including requiring a substantial portion of cash flow from operations to be dedicated to debt service payments, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and to pursue future business opportunities and limiting our flexibility in planning for, or reacting to, changes in our business or market conditions, increasing our vulnerability to adverse economic, industry or competitive developments and placing us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities that our leverage prevents us from exploiting.

Dilution

The Company will require additional funds in respect of the further development of the company through acquisition. If the Company raises funds by issuing additional equity securities, such financing will dilute the equity interests of its shareholders.

Future Sales of Shares by Existing Shareholders

Sales of the Company Shares in the public markets, or the potential for such sales, could decrease the trading price of the Company Shares and could impair the Company’s ability to raise capital through future sales of the Company Shares.

Discretion in the Use of Available Funds

Management will have broad discretion concerning the use of the available funds of the Company as well as the timing of their expenditures. As a result, shareholders and investors will be relying on the judgment of management of the Company on completion of the Arrangement for the application of the available funds of the Company. Management may use the available funds in ways that an investor may not consider desirable. The results and the effectiveness of the application of the available funds are uncertain. If the available funds are not applied effectively, the Company’s results of operations may suffer.

Personnel

The Company has a small management team, and the loss of any key individual could affect the Company’s business. Any inability to secure and/or retain appropriate personnel to either maintain the Company’s operations in the event of the loss of current member or management or to expand the Company’s operations as management may determine is necessary may have a materially adverse impact on the business and operations of the Company.

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Smaller Companies

The share price of publicly traded smaller companies can be highly volatile and volume of shares traded can be inconsistent. Since the closing of the Agreement, the value of the Company’s common shares have fluctuated both up and down and the share price may be subject to sudden and large falls in value given the restricted marketability of the Company’s common shares.

TSX Venture Exchange & OTC Markets Group and the Liquidity of the Common Shares

Even though the common shares of the Company are listed on the TSX Venture Exchange and OTC Markets Group, and the Company’s shares may be quoted on other exchanges or quotation systems, this should not be taken as implying that there will be a liquid market for the common shares. Thus an investment in the common shares may be difficult to realize. Investors should be aware that the value of the common shares may be volatile. Investors may, on disposing of common shares, realize less than their original investment, or may lose their entire investment. The common shares, therefore, may not be suitable as a short-term investment.

The market price of the common shares may not reflect the underlying value of the Company’s net assets. The price at which the common shares will be traded, and the price at which investors may realize their common shares, will be influenced by a large number of factors, some specific to the Company and its proposed operations, and some which may affect the sectors in which the Company operates. Such factors could include the performance of the Company’s operations, large purchases or sales of the common shares, liquidity, or the absence of liquidity in the common shares, legislative or regulatory changes relating to the business of the Company, and general market and economic conditions.

Currency Risk

Currency risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations denominated in foreign currencies. All of the Company’s revenues and most all of the Company’s operating expenses are in US dollars. The Company’s derivative warrant liability, and common shares are denominated in Canadian dollars. Cash is maintained in both US dollars. Consequently, the Company is exposed to foreign exchange fluctuations. The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash in US dollars. Depreciation or appreciation of the US dollar against the Canadian dollar could result in a significant effect on net loss. The Company has not employed any currency hedging programs.

Foreign Subsidiaries

The Company conducts all its operations through respective United States subsidiaries. Therefore, to the extent of these holdings, the Company (directly and indirectly) will be dependent on the cash flows of these subsidiaries to meet its obligations. The ability of such subsidiaries to make payments to their parent companies may be constrained by the following factors: the level of taxation, particularly corporate profits, and withholding taxes, in the jurisdiction in which each subsidiary operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

Potential Conflicts of Interest

Some of the directors and officers of the Company are engaged and will continue to be engaged as directors and officers of other companies in the search for additional business opportunities on behalf of such other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in other business ventures.

Conflicts of interest, if any, which arise may be subject to and be governed by procedures prescribed by the Business Corporations Act (British Columbia) which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with The Company to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the Business Corporations Act (British Columbia).

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Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.

The risks noted above do not necessarily comprise all those potentially faced by the Company and are not intended to be presented in any assumed order of priority.

Litigation in the Ordinary Course of Business

Our operations could be subject to various asserted or unasserted legal proceedings and claims. Any such proceedings or claims, regardless of merit, could be time consuming and expensive to defend and could divert management’s attention and resources. While we believe we have adequate insurance coverage and/or accrue for loss contingencies for all known matters that are probable and can be reasonably estimated, we cannot provide any assurance that the outcome of all current or future litigation proceedings and claims will not have a material adverse effect on us and our results of operations.

Complex and Evolving Accounting Regulations, and the Use of Certain Estimates and Judgements that may Differ Significantly from Actual Results

Implementation of existing and future legislation, rulings, standards, and interpretations from regulatory bodies could affect the presentation of our financial statements and related disclosures. Future regulatory requirements could significantly change our current accounting practices and disclosures. Such changes in the presentation of our financial statements and related disclosures could change an investor’s interpretation or perception of our financial position and results of operations. We use many methods, estimates and judgments in applying our accounting policies. Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead us to change our methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect our results of operations.

Further Information

Additional Information relating to the Company can be found on SEDAR at www.sedar.com.

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